UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Winn, Patrick J.
   Sundstrand Corporation
   4949 Harrison Avenue
   P.O. Box 7003
   Rockford, IL  61125-7003
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Sundstrand Corporation
   SNS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/31/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, Corporate Human Resources
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |05/01/|    |V|0.778             |D  |N/A        |---                |I     |401(k) Plan                |
                           |98    |    |(|                  |   |           |                   |      |                           |
                           |      |    |1|                  |   |           |                   |      |                           |
                           |      |    |)|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |06/30/|    |V|1.609             |A  |$57.25     |---                |I     |401(k) Plan                |
                           |98    |    |(|                  |   |           |                   |      |                           |
                           |      |    |2|                  |   |           |                   |      |                           |
                           |      |    |)|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |06/19/|    |V|1.9498            |A  |$46.438    |---                |D     |---                        |
                           |98    |    |(|                  |   |           |                   |      |                           |
                           |      |    |3|                  |   |           |                   |      |                           |
                           |      |    |)|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |08/31/|    |V|1.636             |A  |$45.5625   |---                |I     |401(k) Plan                |
                           |98    |    |(|                  |   |           |                   |      |                           |
                           |      |    |2|                  |   |           |                   |      |                           |
                           |      |    |)|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |09/22/|    |V|2.5633            |A  |$43.0625   |3,927.2113         |D     |---                        |
                           |98    |    |(|                  |   |           |                   |      |                           |
                           |      |    |3|                  |   |           |                   |      |                           |
                           |      |    |)|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |11/30/|    |V|0.713             |A  |$54.00     |351.361            |I     |401(k) Plan                |
                           |98    |    |(|                  |   |           |                   |      |                           |
                           |      |    |2|                  |   |           |                   |      |                           |
                           |      |    |)|                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Restricted Stock Unit |$0.00   |12/08|A(4)|V|1,000      |A  |     |     |Common Stock|1,000  |       | 1,000      |D  |---         |
                      |        |/98  |    | |           |   |     |     |            |       |       |            |   |            |
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Employee Nonqualified |$50.5938|12/08|A(5)|V|3,500      |A  |(5)  |12/08|Common Stock|3,500  |       |11,400      |D  |---         |
Stock Option (Right to|        |/98  |    | |           |   |     |/08  |            |       |       |            |   |            |
 Buy)w/Tandem Withhold|        |     |    | |           |   |     |     |            |       |       |            |   |            |
ing Right             |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1)Adjustment to shares owned by the Reporting Person under Sundstrand Corporation's Employee Savings Plan-Sundstrand Stock Fund to reflect fees charged by Vanguard in connection with the Sundstrand Corporation Employee Savings Plan-Sundstrand Stock Fund.
(2)Allocated to the Reporting Person's account pursuant to an automatic dividend reinvestment feature of the Sundstrand Corporation Employee
Savings Plan-Sundstrand Stock
Fund.
(3)Acquisition by Reporting Person pursuant to dividend reinvestment on Sundstrand stock held in account with Smith Barney.
(4)Award of restricted stock units under the Company's Stock Incentive Plan in transaction exempt under Section 16b-3(d). A restricted stock unit entitles the holder to receive one share of the Company's Common Stock when the restrictions lapse and the unit has become payable. Restrictions lapse on 20% of the restricted stock units on each of the fifth through ninth anniversary dates of the grant.
(5)Grant to the Reporting Person of 3,500 options to buy Common Stock under the Company's Stock Incentive Plan. Options become exercisable at the rate of 25% of each grant on the second through fifth anniversary dates of December 8, 1998. The tax withholding right permits a participant to elect, subject to the approval of the Compensation Committee, to satisfy the tax withholding requirement, in whole or in part, by having the Company withhold shares equal to the tax. Of the remaining 7,900 stock options held by the Reporting Person under either the Company's Stock Incentive Plan or
Management Stock Performance Plan, 250 options first became exercisable on each of December 1, 1994, December 1, 1995, December 1, 1996, and
December 1, 1997, all with an exercise price of $19.3125 and an expiration date of December 1, 2002; 350 options first became exercisable on each of November 15, 1996, November 15, 1997, and November 15, 1998, and 350 options will become exercisable on November 15, 1999, all with an exercise price of $22.375 and an expiration date of November 15, 2004; 500 options first became exercisable on November 19, 1998, and 500 options will become exercisable on each of November 19, 1999, November 19, 2000, and November 19, 2001, all with an exercise price of $38.9375 and an expiration date of November 19, 2006; and 875 options will become exercisable on each of November 18, 1999, November 18, 2000, November 18,
2001, and November 18, 2002, all with an exercise price of $51.3125 and an expiration date of November 18, 2007. All of the options, in the event of a "Change of Control" as defined by the Plan under which they were granted, may become immediately exercisable unless specifically prohibited by the terms of applicable law.